UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Legend Investment Corporation

Address of Principal Business Office: 3600 Green Court, Suite 110, Ann Arbor, MI 48105

Telephone Number (including area code): (734) 622-0542

File Number under the Securities Exchange Act of 1934: 000-50502

The company’s basis for filing the notification of withdrawal is as follows: The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; does not propose to make a public offering; and a majority of the company’s voting stock approved filing of the notification of withdrawal.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and the state of New York on the 25th day of January, 2006.

LEGEND INVESTMENT CORPORATION

By:     /s/ Peter Klamka

Peter Klamka
President and Chief Executive Officer

Attest:

    /s/ Eric Joffe

Name:  Eric Joffe